UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

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USIP.COM, INC.

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(Name of Registrant)

_______Nevada_______	______0-31193_______	______16-1583162______
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

7325 Oswego Road

Liverpool, NY 13090

_____________________________

(Address of Principal

Executive Offices)

____________(315) 451 7515___________

(Registrant’s Telephone Number)

Craig H Burton

P.O. Box 2711

Liverpool, New York 13089

(315) 451-7515

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(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Required Not to Send Us a Proxy

USIP.COM, INC.

7325 Oswego Road

Liverpool, NY 13090

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Change in the

Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of USIP.COM, Inc. (the “Company”) at the close of business on August 25, 2006 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about August 25, 2006.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about August 24, 2006, Joseph C Passalaqua and Joseph J Passalaqua (the “Shareholders”), beneficial owners of 50.1% of the USIP.COM, Inc.’s (hereinafter referred to as “USIP”, the “Company,” “we,” “our” or “us”) outstanding and issued shares of common stock (the “USIP Shares”), entered into a share purchase agreement (“Share Purchase Agreement) with each of Yun Wang, Shibin Jiang and Bin Feng (the “Buyers”). Pursuant to the Share Purchase Agreement, the Shareholders agreed to sell to Buyers the USIP Shares for $599,000. AS A RESULT OF THE SALE, THERE WILL BE A CHANGE IN CONTROL OF THE COMPANY.

In connection with the sale under the Share Purchase Agreement, the Board of Directors of the Company, comprising Mr. Craig H. Burton, Mr. Joseph J. Passalaqua and Mr. Lewis McGuiness, has agreed at the closing of the Share Purchase Agreement to (a) appoint Yun Wang as a Director of the Company, Chairman of the Board and Chief Executive Officer of the Company, (b) appoint Shibin Jiang and Jianhua Sun as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1, and (c)

submit their resignation as directors and officers of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Share Purchase Agreement, Messrs. Yun Wang, Shibin Jiang and Jianhua Sun will constitute the entire Board of Directors of the Company. THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company’s shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 49,632,222 shares are issued and outstanding and 10,000,000 shares of $.0001 par value preferred stock, of which none have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name	Position/Title	Age
Craig H. Burton	President	44
Joseph J. Passalaqua	Secretary/Treasurer	32
Lewis McGuiness	Director	58

The directors serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company’s current directors and officers.

Craig H. Burton

Craig H. Burton attended the University of South Carolina-Coastal and was a duly licensed real estate agent in the State of New York. He began working in marketing for a long distance carrier in 1996 and then moved to Datone as Director of Marketing for payphones and prepaid cards.

Joseph J. Passalaqua

Joseph J. Passalaqua has served as a technical support employee for Datone Communications, Inc., a payphone company. He was elected an officer and director of Datone in 1999. Several other payphone companies in the Central New York area have employed him.

Lewis A. McGuinness

Lewis A. McGuinness was elected as a director of the Company in October 2005, and his term runs for one year or until his replacement is elected. Mr. McGuinness managed a pay phone business by the name of Cointel Leasing, Inc., located in Syracuse, New York from 1995 until 2000. Mr. McGuinness has been retired since leaving Cointel Leasing.

Set forth below are the proposed directors and officers to be elected pursuant to the terms of the Share Purchase Agreement:

Name	Position/Title	Age
Yun Wang	Director/Chairman/CEO	52
Shibin Jiang	Director	50
Jianhua Sun	Director	31

The following sets forth biographical information regarding the Company’s proposed directors.

Yun Wang

Mr. Wang, age 52, graduated from the Heilongjiang Architecture College in 1989. From 1999- 2006, Mr. Wang served as chairman of the board at Harbin Yifeng Group Corp. Since 2006, Mr. Wang became chairman and CEO of Harbin Yifeng Eco-environment Co., Ltd.

Shibin Jiang

Mr. Jiang, age 50, graduated from Harbin Electrical Manufacture College of the First Mechanical Industry in 1982. From 1983 to 1987, he was a senior engineer at Harbin’s First metal vessels factory. Thereafter, he was chief engineering manager at Harbin Harping Construction Company’s technology department from 1988 to 1995. From 1995 to present day, he has been working as vice president of Bin Jiang Commodity Transportation Market Ltd. and has also been serving as the President, Chief Engineer and corporate legal representative of Harbin Yifeng Eco-environment Co., Ltd from 2003.

Jianhua Sun

Mr Sun, age 31, graduated from the Daqing Heilongjiang Petroleum College majoring in accounting in 1999. From 1999 to 2004, he assumed the role of director of the cost section at ACheng Relay Limited Corp., a company listed on the China Stock Exchange. From 2004 to 2005, he worked as an accountant at the Harbin Orient Group’s financial subsidiary company. He has been Harbin Yifeng Eco-environment Co., Ltd’s Chief Financial Officer from 2006.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Share Purchase Agreement:

SHARES BENEFICIALLY OWNED (1)

Name and address	Amount and Nature	Percent of Class
Title of Class	of Beneficial Owner(2)	of Beneficial Ownership	(2)
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Common	Craig H. Burton	1,150,000	*
7325 Oswego Rd,
Liverpool, NY 13090

Common	Joseph J. Passalaqua	1,200,000	*
7325 Oswego Rd,
Liverpool, NY 13090

Common	Lewis McGuinness	200,000	*
7325 Oswego Rd,
Liverpool, NY 13090

Common	All directors and executive
officers as a group (3 persons)	2,550,000	*

Common	Greenwich Holdings, LLC	36,560,106	73.6%
7225 Oswego Rd
Liverpool New York 13090

*	Represents less than one percent.

(1)          Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2)          Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of August 24, 2006 by the person indicated. Our total issued and outstanding stock as of August 24, 2006 was 49,632,222 shares.

The following sets forth the beneficial ownership information after the closing of the Share Purchase Agreement:

Name and address	Amount and Nature	Percent of Class
Title of Class	of Beneficial Owner	of Beneficial Ownership
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Common	Yun Wang	16,120,293	34.569%

Harbin Dongdazhi

Street 165

150001, Harbin China

Common	Shibing Jiang	3,037,157	6.513%

Harbin Dongdazhi

Street 165

150001, Harbin China

Common	Bin Feng	4,205,294	9.018%

Harbin Dongdazhi

Street 165

150001, Harbin China

Common	Jianhua Sun	--	--

Harbin Dongdazhi

Street 165

150001, Harbin China

Common	Greenwich Holdings, LLC	36,560,106	73.6%
7325 Oswego Rd
Liverpool New York 13090

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2005, was a director, officer or beneficial owner of more than ten percent of the Company’s Common Stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”), (a “Reporting Person”) failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2005, the following directors and officers received compensation from the Company.

NAME AND PRINCIPAL POSITION	SALARY	BONUS

Craig H. Burton, President	$40,040	-0-
Joseph J, Passalaqua, Secretary/Treasurer	$27,040	-0-

We have health insurance for our employees. We do not have retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because our board of directors currently consists of only three members, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our three directors are also officers and shareholders of the Company, they are not independent.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;

•	The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;

•	A description of any relationship that could affect such person’s qualifying as an independent director, including identifying all other public company board and committee memberships;

•	A confirmation of such person’s willingness to serve as a director if selected by the Board of Directors; and

•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director’s evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2005, the Company’s Board of Directors on four occasion approved resolutions at meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: USIP.COM, Inc. 7325 Oswego Road, Liverpool, NY 13090, Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the two fiscal years ended December 31, 2005 and 2004, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

USIP.COM, INC.
August 25 , 2006	By: _/s/__Craig H. Burton__
Craig H. Burton
President